SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)


                                  ANICOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK ($.001 par value per share)
                         (Title of Class of Securities)
                         ------------------------------



                                   035250-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 21, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1 (b)
          [X]  Rule 13d-1 (c)
          [ ]  Rule 13d-1 (d)

CUSIP NO. 035250-10-9                 13G                      Page 2 of 9 Pages


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Tricontinental Distribution Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                        (b)[X]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada

       NUMBER OF         5        SOLE VOTING POWER
        SHARES                    1,403,509
     BENEFICIALLY        6        SHARED VOTING POWER
       OWNED BY                   -0-
         EACH            7        SOLE DISPOSITIVE POWER
       REPORTING                  1,403,509
      PERSON WITH        8        SHARED DISPOSITIVE POWER
                                  -0-

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,403,509

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                  [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.1%

12         TYPE OF REPORTING PERSON
           CO

CUSIP NO. 035250-10-9                 13G                      Page 3 of 9 Pages



1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Tricontinental Industries Limited

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[X]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada


       NUMBER OF         5        SOLE VOTING POWER
        SHARES                    1,403,509*
     BENEFICIALLY        6        SHARED VOTING POWER
       OWNED BY                   -0-
         EACH            7        SOLE DISPOSITIVE POWER
       REPORTING                  1,403,509*
      PERSON WITH        8        SHARED DISPOSITIVE POWER
                                  -0-

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,403,509*

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.7%

12         TYPE OF REPORTING PERSON
           CO


* These shares of Common Stock are issuable upon conversion of all shares of Anicom, Inc. Series B Convertible Preferred Stock owned by Tricontinental Industries Limited.

CUSIP NO. 035250-10-9                 13G                      Page 4 of 9 Pages

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Ronald Stern

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[X]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada

       NUMBER OF         5        SOLE VOTING POWER
        SHARES                    -0-
     BENEFICIALLY        6        SHARED VOTING POWER
       OWNED BY                   2,807,017*
         EACH            7        SOLE DISPOSITIVE POWER
       REPORTING                  -0-
      PERSON WITH        8        SHARED DISPOSITIVE POWER
                                  2,807,017*

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,807,017*

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.5%

12         TYPE OF REPORTING PERSON
           IN

* Ronald Stern beneficially owns, directly or indirectly, all of the shares of Anicom Common Stock owned by Tricontinental Distribution Limited and Tricontinental Industries Limited, including the Common Stock issuable upon conversion of Anicom Inc.'s Series B Convertible Preferred Stock owned by Tricontinental Industries Limited.

CUSIP NO. 035250-10-9                 13G                      Page 5 of 9 Pages

Item 1(a)         Name of Issuer:
                  ---------------

                  ANICOM, INC.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  6133 River Road, Suite 1000, Rosemont, Illinois  60018-5171

Item 2(a)         Name of Persons Filing:
                  -----------------------

                  TRICONTINTAL DISTRIBUTION LIMITED
                  TRICONTINENTAL INDUSTRIES LIMITED
                  RONALD STERN

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                  Suite 650 - The Landing
                  375 Water Street
                  Vancouver, British Columbia
                  Canada V6B 5C6

Item 2(c)         Citizenship:
                  ------------

                  See Item 4 of Cover Pages

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock

Item 2(e)         CUSIP Number:
                  -------------

                  035250-10-9

Item 3            If this statement is filed pursuant to Rules 13d-1(b) or
                  --------------------------------------------------------
                  13d-2(b), check whether the person filing is a:
                  -----------------------------------------------

(a) [ ] Broker or Dealer  registered under Section 15 of the Act
(b) [ ] Bank as defined in section  3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Ivestment Company
        Act

CUSIP NO. 035250-10-9                 13G                      Page 6 of 9 Pages

(e)      [  ] Investment Advisor registered under section 203 of the Investment
              Advisers Act
(f)      [  ] Employee  Benefit  Plan,  Pension  fund  which is  subject  to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see sec. 240.13d-1(b)(ii)(F) (Note: See Item 7)

(g)      [  ] Parent Holdng Company, in accordance with sec.240.13d-1(b)(ii)(G).
              (Note: See Item 7)

(h)      [  ] Group, in accordance with Sec.240.13d-1(b)(ii)(H)

         [Not Applicable]

Item 4            Ownership
                  ---------

                  (a)  Amount Beneficially Owned: See Item 9 of Cover Pages

                  (b)  Percent of Class: See Item 11 of Cover Pages

                  (c)  Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote - See Item 5 of Cover Pages -

                       (ii)  shared  power to vote or to  direct  the vote - See
                             Item 6 of Cover Pages -

                       (iii) sole   power  to   dispose  of  or  to  direct  the
                             disposition of - See Item 7 of Cover Pages -

                       (iv) shared power to dispose of or to direct the disposition of - See Item 8 of Cover Pages -

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------
                  Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  -------

                  Ronald Stern (Information with respect to Mr. Stern has been included with this filing.)

CUSIP NO. 035250-10-9                 13G                      Page 7 of 9 Pages


Item 7            Identification  and  Classification of the Subsidiaries  Which
                  --------------------------------------------------------------
                  Acquired the Security  Being Reported on by the Parent Holding
                  --------------------------------------------------------------
                  Company:
                  --------


                  Not Applicable

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------
                  Not Applicable

Item 9            Notice of Dissolution of Group:
                  -------------------------------
                  Not Applicable

Item 10           Certification:
                  --------------
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 035250-10-9                 13G                      Page 8 of 9 Pages

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 16, 1998          TRICONTINENTAL DISTRIBUTION LIMITED



                                     By:  /s/ Ronald N. Stern
                                        ----------------------------
                                             Name:    Ronald Stern
                                             Title:   Chairman of the Board

Dated:  December 16, 1998           TRICONTINENTAL INDUSTRIES LIMITED



                                     By:  /s/ Ronald N.  Stern
                                        ----------------------------
                                             Name:    Ronald Stern
                                             Title:   Chairman of the Board



Dated:  December 16, 1998            By:  s/ Ronald N. Stern
                                        ----------------------------
                                             Ronald Stern

CUSIP NO. 035250-10-9                 13G                      Page 9 of 9 Pages

                                    EXHIBIT I

       JOINT FILING AGREEMENT AMONG TRICONTINENTAL DISTRIBUTION LIMITED,
               TRICONTINENTAL INDUSTRIES LIMITED AND RONALD STERN

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto are filed on behalf of each of them:

         NOW, THEREFORE, the parties hereto agree as follows:

         TRICONTINENTAL DISTRIBUTION LIMITED, TRICONTINENTAL INDUSTRIES LIMITED AND RONALD STERN hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.


Dated:   December 16, 1998          TRICONTINENTAL DISTRIBUTION LIMITED



                                     By:  /s/ Ronald N. Stern
                                        ----------------------------
                                             Name:    Ronald Stern
                                             Title:   Chairman of the Board

Dated:  December 16, 1998           TRICONTINENTAL INDUSTRIES LIMITED



                                     By:  /s/ Ronald N.  Stern
                                        ----------------------------
                                             Name:    Ronald Stern
                                             Title:   Chairman of the Board



Dated:  December 16, 1998            By:  s/ Ronald N. Stern
                                        ----------------------------
                                             Ronald Stern